Filed by Shine Media Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Corporation: Shine Media Acquisition Corp.
Commission File No. 000-52234

Shine Media Announces Favorable Changes to Terms of China Greenscape Acquisition and the Payment of a $1.00 Cash Dividend to Holders of Ordinary Shares Immediately Post-Acquisition

Shanghai, China - November 3, 2008 - Shine Media Acquisition Corp. (OTC BB: SHND, SHNDW, SHNDU) ("Shine"), announced today that it has revised the consideration to be paid for its acquisition of China Greenscape, Co., Ltd. (“Greenscape”) and reached agreement on modifications to the post-transaction capitalization.

Consideration Reduction

This revised consideration for Greenscape will result in:

•	23% reduction in total shares outstanding at closing to 35.4 million shares

•	Elimination of $25 million in promissory notes that were payable to the preferred holders of Greenscape

•	37% reduction in earn-out shares that will be received by shareholders of Greenscape from 2008 to 2012 if certain after-tax profit targets are exceeded

At the same time, Greenscape’s performance has been better than expected and Greenscape’s management has agreed to increase its after-tax profit targets related to its earn-out shares from 2008 to 2012.

Year	2008	2009	2010	2011	2012
Original Earn-out Targets	$24,230,000	$33,317,000	$41,129,000	$53,311,000	$65,000,000
Revised Earn-out Targets	$27,000,000	$37,000,000	$48,000,000	$60,000,000	$75,000,000
Increase	$2,770,000	$3,683,000	$6,871,000	$6,689,000	$10,000,000

Under the revised acquisition terms of Greenscape, the holders of ordinary and preferred shares of Greenscape, representing all the equity, will receive an aggregate of 27,324,570 shares of Green China Resources, the BVI subsidiary of Shine Media, representing 77.1% of the issued and outstanding shares after the closing of the transaction. In addition, holders of the ordinary shares of Greenscape may earn an additional 2,636,800 ordinary shares per year based on target financial results of the post-transaction company for the fiscal years 2008-2012, for a total of 13,184,000 ordinary shares of Green China Resources. The new terms for the acquisition represent a substantial reduction in the total equity consideration to be paid for the acquisition of Greenscape, down from a total of 37,300,000 ordinary shares issuable at closing and the number earn-out shares down from a total of 21,000,000 ordinary shares.

Dividend by Green China

In addition, post transaction, Green China Resources plans to pay a single cash dividend of $1.00 to holders of record of the ordinary shares immediately after the consummation of the acquisition of Greenscape. The insider holders of the original Shine Media shares and the equity holders of Greenscape immediately before the acquisition have agreed to waive the right to receive the dividends. Effectively, this dividend will only be paid to the holders of the IPO common stock of Shine Media.

Capitalization Reduction

As part of the restructuring of the acquisition, the original insiders of Shine Media have agreed to contribute to capital an aggregate of 603,750 shares of common stock upon the successful consummation of the acquisition, representing a 35% reduction of their personal holdings. Also part of the restructuring, the underwriters of the IPO of Shine Media and their related parties agreed to reduce by 35% the amount of deferred cash compensation due from the trust account. The holders of the UPO's will take a reduction as well in shares.

About Shine Media

Shine Media is a blank check company whose IPO went effective in December 2006. In May 2008, Shine Media signed a definitive stock purchase agreement pursuant to which it will acquire 100% of the equity of China Greenscape Co., Ltd., the 100% owner of Jiangsu Sunshine Zoology and Forestry Development Co., Ltd. Additional information regarding Shine Media, China Greenscape and Jiangsu Sunshine Zoology and Forestry Development Co., Ltd. is available in the Form S-4/A that Green China Resources Inc., the BVI subsidiary of Shine Media, filed with the Securities and Exchange Commission. A copy of the filing in its entirety is available at www.sec.gov.

About China Greenscape

China Greenscape Co. Ltd., through its wholly owned subsidiary, Jiangsu Sunshine Zoology and Forestry Development Co., Ltd. (“Sunshine”), is one of the largest providers of urban greenery to China’s growing cities and development zones. Sunshine, founded in 2002, currently has over 18,600 mu (3,100 acres) of growing area and possesses an inventory of over 8 million trees and plants. The company also has one of the largest botanical laboratories in China where it develops low-cost plants and trees through cloning and other proprietary techniques.

Contact:

Union Investor Relations
Ian Shanno, 310-928-3780

Or

Shine Media Acquisition Corp.
Estelle Lau, (650) 814-7024
Investor Relations and General Counsel

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about Shine Media, China Greenscape, Sunshine and their combined business after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Shine Media’s, China Greenscape’s and Sunshine’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which Sunshine is engaged; cessation or changes in government incentive programs: fluctuations in customer demand; management of rapid growth and transitions to new markets; intensity of competition from other providers of nursery stock and other greenery products; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Shine Media’s BVI subsidiary, Green China Resources filings with the Securities and Exchange Commission, and the registration statement on Form S-4. The information set forth herein should be read in light of such risks. Neither Shine Media, China Greenscape nor Sunshine assumes any obligation to update the information noted within in this press release.